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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.     2       )*
                                        -------------

                            Mexican Restaurants, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    59283R104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 12, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:**

            [X]  Rule 13d-1(b)

            [X]  Rule 13d-1(c)

            [_]  Rule 13d-1(d)

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This filing is being made pursuant to Rule 13d-1(b) with respect to Cross River Capital Management LLC and Richard Murphy and is being made pursuant to Rule 13d-1(c) with respect to Cross River Partners LP.

CUSIP No   59283R104
           ------------------------


1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Cross River Capital Management LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [_]
                                                                        (b)  [_]

3.      SEC USE ONLY



4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.      SOLE VOTING POWER

        0

6.      SHARED VOTING POWER

        334,647

7.      SOLE DISPOSITIVE POWER

        0

8.      SHARED DISPOSITIVE POWER

        334,647

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        334,647

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)
                                                                             [_]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        10.3%

12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO, IA

CUSIP No   59283R104
           ------------------------


1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Cross River Partners LP

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [_]
                                                                        (b)  [_]

3.      SEC USE ONLY


4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.      SOLE VOTING POWER

        0

6.      SHARED VOTING POWER

        334,647

7.      SOLE DISPOSITIVE POWER

        0

8.      SHARED DISPOSITIVE POWER

        334,647

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        334,647

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)
                                                                             [_]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        10.3%

12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN

CUSIP No   59283R104
           ------------------------


1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Richard Murphy

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [_]
                                                                        (b)  [_]

3.      SEC USE ONLY


4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.      SOLE VOTING POWER

        0

6.      SHARED VOTING POWER

        334,647

7.      SOLE DISPOSITIVE POWER

        0

8.      SHARED DISPOSITIVE POWER

        334,647

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        334,647

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)
                                                                             [_]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        10.3%

12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

CUSIP No      59283R104
              ---------------------

Item 1.  (a). Name of Issuer:

              Mexican Restaurants, Inc.
              ------------------------------------------------------------------

         (b). Address of Issuer's Principal Executive Offices:

              1135 Edgebrook
              Houston, Texas 77034
              ------------------------------------------------------------------


Item 2.  (a). Name of Person Filing:

              Cross River Capital Management LLC
              Cross River Partners LP
              Richard Murphy
              ------------------------------------------------------------------

         (b). Address of Principal Business Office, or if None, Residence:

              Cross River Capital Management LLC
              90 Grove Street, Suite 201
              Ridgefield, Connecticut 06877

              Cross River Partners LP
              c/o Cross River Capital Management LLC
              90 Grove Street, Suite 201
              Ridgefield, Connecticut 06877

              Richard Murphy
              c/o Cross River Capital Management LLC
              90 Grove Street, Suite 201
              Ridgefield, Connecticut 06877
              ------------------------------------------------------------------

         (c). Citizenship:

              Cross River Capital Management LLC - Delaware
              Cross River Partners LP - Delaware
              Richard Murphy - United States
              ------------------------------------------------------------------

         (d). Title of Class of Securities:

              Common Stock, par value $0.01 per share
              ------------------------------------------------------------------

         (e). CUSIP Number:

              59283R104
              ------------------------------------------------------------------

Item 3. If this Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

         (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

         (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

         (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

         (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)  [X]  An investment adviser in accordance with ss.
                   240.13d-1(b)(1)(ii)(E);

         (f) [_] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

         (g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

         (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [_]  Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a) Amount beneficially owned:

              Cross River Capital Management LLC - 334,647
              Cross River Partners LP - 334,647
              Richard Murphy - 334,647
              ------------------------------------------------------------------

          (b) Percent of class:

              Cross River Capital Management LLC - 10.3%
              Cross River Partners LP - 10.3%
              Richard Murphy - 10.3%
              ------------------------------------------------------------------

          (c) Number of shares as to which Cross River Capital Management LLC has:

             (i)   Sole power to vote or to direct the vote                 0  ,
                                                                ----------------

             (ii)  Shared power to vote or to direct the vote         334,647  ,
                                                                ----------------

             (iii) Sole power to dispose or to direct the                   0  ,
                   disposition of
                                                                ----------------

             (iv)  Shared power to dispose or to direct the           334,647  .
                   disposition of
                                                                ----------------

             Number of shares as to which Cross River Partners LP has:

             (i)   Sole power to vote or to direct the vote                 0  ,
                                                                ----------------

             (ii)  Shared power to vote or to direct the vote         334,647  ,
                                                                ----------------

             (iii  Sole power to dispose or to direct the                   0  ,
                   disposition of
                                                                ----------------

             (iv)  Shared power to dispose or to direct the           334,647  .
                   disposition of
                                                                ----------------

             Number of shares as to which Richard Murphy has:

             (i)   Sole power to vote or to direct the vote                 0  ,
                                                                ----------------

             (ii)  Shared power to vote or to direct the vote         334,647  ,
                                                                ----------------

             (iii) Sole power to dispose or to direct the                   0  ,
                   disposition of
                                                                ----------------

             (iv)  Shared power to dispose or to direct the           334,647  .
                   disposition of
                                                                ----------------

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

          ----------------------------------------------------------------------

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          ----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

          ----------------------------------------------------------------------

Item 8.   Identification and Classification of Members of the Group.

          If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.


          ----------------------------------------------------------------------

Item 9.   Notice of Dissolution of Group.

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See
          Item 5.


          ----------------------------------------------------------------------

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           November 18, 2008
                                          --------------------------------------
                                                           (Date)

                                          CROSS RIVER CAPITAL MANAGEMENT LLC

                                           /s/ Richard Murphy
                                          --------------------------------------
                                           By: Richard Murphy
                                           Title: Managing Member


                                           CROSS RIVER PARTNERS LP

                                           /s/ Richard Murphy
                                          --------------------------------------
                                           By: Richard Murphy
                                           Title: Managing Member of the General
                                           Partner


                                           RICHARD MURPHY

                                           /s/ Richard Murphy
                                          --------------------------------------



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

      The undersigned agree that this Schedule 13G/A dated November 18, 2008 relating to the Common Stock, par value $0.01 per share, of Mexican Restaurants, Inc., shall be filed on behalf of the undersigned.

                                           November 18, 2008
                                          --------------------------------------
                                                            (Date)

                                          CROSS RIVER CAPITAL MANAGEMENT LLC

                                           /s/ Richard Murphy
                                          --------------------------------------
                                           By: Richard Murphy
                                           Title: Managing Member


                                           CROSS RIVER PARTNERS LP

                                           /s/ Richard Murphy
                                          --------------------------------------
                                           By: Richard Murphy
                                           Title: Managing Member of the General
                                           Partner


                                           RICHARD MURPHY

                                           /s/ Richard Murphy
                                          --------------------------------------



SK 25818 0001 938451